Exhibit 99.1

Forward Pharma ( NASDAQ:FWP ) Corporate Presentation November 24, 2017 2017© Forward Pharma A/S

2 Forward - Looking Statements Certain statements in this presentation may constitute “forward - looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements which contain language such as “believe”, “expect”, “anticipate”, “estimate”, “would”, “may”, “plan” and “potential” . Forward - looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements . Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward - looking statements and include, among others, risks related to the following : the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc . and certain other parties thereto ; our ability to obtain, maintain, enforce and defend issued patents with royalty - bearing claims ; our ability to prevail in the interference proceeding after all appeals and obtain issuance of the ’ 871 application ; our ability to prevail in or obtain a favorable decision in the ‘ 355 European opposition proceedings, after all appeals ; the expected timing for key activities and an ultimate ruling in such legal proceedings ; the issuance and term of our patents ; future sales of Tecfidera ® , including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures ; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties ; and our ability to generate revenue from product sales in the U . S . directly or through an assignee of our U . S . co - exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U . S . Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20 - F for the year ended December 31 , 2016 . We are providing this information as of the date of this presentation and do not undertake any obligation to update any forward - looking statements contained in this presentation as a result of new information, future events or otherwise . 2017 © Forward Pharma A/S 2017© Forward Pharma A/S

3 Investment Highlights ▪ Tecfidera® (DMF) remains a leading therapy for multiple sclerosis ▪ 2022 forecast to $4.46B in global sales ▪ US sales ~80%; ex - US sales ~20% ▪ FWP has IP - gated access to future royalties on Tecfidera® sales ▪ Irrevocable license to all DMF IP granted to Biogen in January 2017 ▪ Potential future royalties on Tecfidera® sales in US and EU dependent on upcoming legal decisions expected in 2018 ▪ Top legal teams driving appeal of U.S. patent interference decision and European opposition proceeding ▪ Business optimized to support ongoing IP strategy and continuing obligations per settlement & license agreement ▪ Capital reduction and shareholder distribution of EUR 917.7 M effected September 2017 2017© Forward Pharma A/S

4 Share Value Drivers under the Settlement and License Agreement 2017© Forward Pharma A/S 1. Analyst consensus estimates, EvaluatePharma , May 2017. Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk - adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2016, where r isk factors are identified and described in detail. Tecfidera® Global Sales Actual $4 B (2016) Expected ~$4.5 B (2022) 1 Tecfidera® US sales (~80%) Tecfidera® ex - US sales (~20%) Potential Royalties from US sales of Tecfidera® Potential Royalties from ex - US sales of Tecfidera® Forward Pharma Working Capital

5 Timeline for IP litigation in U.S. and Europe 2017© Forward Pharma A/S Forward Pharma Notice of Appeal May 30, 2017 Nov 16, 2017 Q3/4 - 2018 Sep 5, 2017 Expected Decision Forward Pharma Appeal Brief Expected Oral Argument Forward Pharma Reply Brief Biogen Responsive Brief Q2/3 - 2018 Dec 21, 2017 Dates represent current timeline; a green tick mark signifies actual date of completed event. Documents for the US appeal can be located through https://ecf.cafc.uscourts.gov/ and for the European Opposition through https://register.epo.org/regviewer * Opposition Division typically issues a decision at the conclusion of the Oral Hearing, with more detailed reasons issued la ter . Possibility for appeal of the decision of the Opposition Division to the Technical Board of Appeal, with conclusion in an additional 2 - 3 years. Filing of Further Written Submissions Oral Hearing w/ Expected Decision* Nov 29, 2017 Jan 29 - 30, 2018 Federal Circuit Appeal of Interference ‘355 Opposition Proceeding 14 days + 3 - week extension

6 Risk - Reward guides choice of therapy in MS 2017© Forward Pharma A/S Increasing Burden of Treatment Increasing Efficacy Autologous Stem Cell Transplantation Dimethyl Fumarate Glatiramer Acetate Interferon - B Teriflunomide Daclizumab Ocrelizumab Natalizumab JC Negative Natalizumab JC Positive Alemtuzumab Mitoxantrone Fingolimod Adapted from Coles A, Newer therapies for multiple sclerosis. Ann Indian Acad Neurol 2015;18, Suppl S1:30 - 4

7 Factors Influencing Future Tecfidera® Sales ▪ Regulatory Data Exclusivity and Patent Protection ▪ Settlement and License Agreement adds Forward Pharma IP ▪ Launch of Ocrevus ® ▪ Based on analyst reports and interviews with EU and US KOLs, Ocrevus ® is initially converting later stage patients on injectables and adding a Progressive MS market ▪ Potential Generic Fingolimod and additional S1P modulators 2017© Forward Pharma A/S Tecfidera® Prescriptions. 4 - week trailing average, US only

8 Gating Events for Royalties on Tecfidera® Sales 2017© Forward Pharma A/S The summary of the Settlement and License Agreement in this presentation does not purport to be complete and is subject to, a nd qualified in its entirety by, the full text of the Settlement and License Agreement, which is available on Forward’s website. Potential investors and current shareholder s a re strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2016. US Ex - US If we prevail in the EP’355 Opposition, including any appeals, and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF If we prevail after all appeals to the Federal Circuit in the Interference Proceeding and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF US Royalties as described on next slide Ex - US Royalties as described on next slide Gating event Gating event

9 Potential Royalty Rates on Tecfidera® Sales 2017© Forward Pharma A/S HSR antitrust clearance Exclusive license (a) Subject to, among other things, expiration or invalidation of the patents or impact of generic entry on a country - by - country basis, as defined in the License Ag reement (b) Royalties payable on a country - by - country basis on DMF - containing products indicated for MS that, but for the License Agreement, would infringe a Forward licensed patent Royalty ( a,b ) Yes No Backup Scenario: January 1, 2021 until December 31, 2028: 10% January 1, 2029 and after: 20% Co - exclusive license January 1, 2023 and after: 1% FWP retains right to develop and commercialize or outlicense FP187 or another DMF - containing formulation, on one occasion only, to a single third party Royalty ( a,b ) Ex - US US Exclusive license Royalty ( a,b ) January 1, 2021 until December 31, 2028: 10% January 1, 2029 and after: 20%

10 USPTO Interference Proceeding ▪ Interference declared April 13, 2015 A patent interference is an administrative proceeding at the USPTO used to determine which party is the first to invent a common invention claimed by both parties. ▪ Forward awarded “Senior Party” status The Senior Party has the earliest effective filing date to the common invention; entitled to the presumption that it is the first inventor. ▪ On March 31, 2017, the USPTO PTAB ruled in favor of Biogen Without addressing which party was the first to invent the common invention claimed by both parties, the PTAB concluded that the Forward patent application did not have sufficient written description support for the claimed invention. ▪ Forward is appealing the ruling to the U.S. Court of Appeals for the Federal Circuit Specialist team led by Kathleen Sullivan from Quinn Emanuel Urquhart & Sullivan, LLP. Forward Pharma Reply Brief due on December 21, 2017. Should the Forward appeal be successful, the interference will be returned to the USPTO to resume the interference proceeding. After completion of the interference proceeding, a further appeal to the U.S. Court of Appeals is possible. 2017© Forward Pharma A/S

11 European EP‘355 Opposition Proceedings ▪ EP2801355 patent granted by European Patent Office (EPO) on May 20, 2015 ▪ Subject to several oppositions filed with the EPO by third parties (including Biogen) ▪ The first instance hearing of the Opposition Proceedings in the EPO has been scheduled for January 29 - 30, 2018 Opposition Division typically issues a decision at the conclusion of the Oral Hearing, with more detailed reasons issued later. Possibility for appeal of decision of Opposition Division to the Technical Board of Appeal, with conclusion in an additional 2 - 3 years. 2017© Forward Pharma A/S

12 Capital Reduction Executed in September ▪ Decision was based on a careful evaluation of the most appropriate capital allocation strategy after receipt of the non - refundable $ 1.25 billion cash fee from Biogen ▪ EUR 917.7 M in total returned to shareholders ▪ The capital reduction is the final step of the organizational transformation to align the amount of working capital with the adjusted business activities following the Settlement and License Agreement with Biogen. 2017© Forward Pharma A/S Strategic Focus on IP Litigation Organizational Adjustment Capital Reduction

13 Balance Sheet and Operating Results 2017© Forward Pharma A/S ▪ Capital Reduction completed in September 2017 ▪ EUR 917.7 M distributed to shareholders ▪ Current number of issued shares is 94,367,998, of which 24.34% are listed as ADSs on NASDAQ (1 ADS represents 2 shares) ▪ Stock information ( NASDAQ: FWP ; per November 21, 2017) ▪ Closing price: $ 4.46 ▪ Market Cap : $ 210.4 M Balance Sheet At June 30, 2017 USD ‘000s Cash and Investments 1,440,441 Other assets 1,393 Total assets 1,441,834 Total shareholder equity 1,174,295 Total liabilities 267,539 Total share holder equity and liabilities 1,441,834 Operating Statement 6 months ended June 30, 2017 USD ‘000s Revenue 1,250,000 Operating e xpenses (36,406) Other expenses (net) (584) Income tax expense (271,774) Net income 941,236

14 Share Value Drivers under the Settlement and License Agreement 2017© Forward Pharma A/S 1. Analyst consensus estimates, EvaluatePharma , May 2017. Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk - adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2016, where r isk factors are identified and described in detail. Tecfidera® Global Sales Actual $4 B (2016) Expected ~$4.5 B (2022) 1 Tecfidera® US sales (~80%) Tecfidera® ex - US sales (~20%) Potential Royalties from US sales of Tecfidera® Potential Royalties from ex - US sales of Tecfidera® Forward Pharma Working Capital

15 Upcoming Events ▪ Upcoming qualifiers for future royalty from Tecfidera® sales ▪ Appeal of U.S. PTAB interference decision to Federal Circuit ▪ Expected Oral Argument – Q2/3 2018 ▪ Expected Decision – Q3/4 2018 ▪ European EP‘355 opposition ▪ Opposition Hearing with expected decision – January 29 - 30, 2018 ▪ Expected Written Decision with arguments – Q2 2018 2017© Forward Pharma A/S

16 Contact 2017© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer Forward Pharma Investor Relations investors@forward - pharma.com

17 Appendix 2017© Forward Pharma A/S

18 US Potential Royalty - Bearing Claims 2017© Forward Pharma A/S Application Number Description US 11/576,871 Treating MS with DMF at 480 mg/day Interference declared; FWP as Senior Party – April 13, 2015 PTAB ruled in favor of Biogen – March 31, 2017 Final Brief in the Appeal to the Federal Circuit due – December 21, 2017 15/581,966 Claims to up - titration of DMF to 480 mg/day for the treatment of MS to be filed 14/212,503 Treating MS with DMF at 480 mg/day to reach certain MMF levels in the bloodstream On appeal from final rejection 15/728,872 Claims to a pharmaceutical composition comprising DMF in an amount of 50 - 90% by weight to be filed 4 patent applications are currently pending that, if issued, may contain claims that may be royalty - bearing if Forward obtains a Relevant Patent after all appeals in the Interference Proceeding A Relevant Patent is a patent that covers treatment for MS by orally administering 480 mg per day of DMF. If we prevail in the Interference Proceeding after any appeals to the Federal Circuit, we further expect the 11/576,871 appli cat ion, if ultimately issued, would be entitled to patent term adjustment that would result in an estimated patent expiration in 2029 or later. There is no assuranc e t hat patent term adjustment would be obtained to fully compensate for all such time lost.

19 Ex - US Potential Royalty - Bearing Claims 2017© Forward Pharma A/S Application Number Description Ex - US EP14172398.1 (Pat. No. EP2801355) Treating MS with 480 mg/day of DMF wherein the pH controlled release compositions have an enteric coat Granted – May 20, 2015; Opposition hearing before EPO scheduled for January 29 - 30, 2018 EP15166243.4 (Pat. No. EP2965751) Treating MS with 480 - 600 mg fumaric acid esters (including DMF)/day where the composition releases fumaric acid esters depending on pH. Application pending EP14172396.5 (Pat. No. EP2792349) Controlled release composition of DMF for use in treating hyperproliferative, inflammatory or autoimmune disorders other than psoriasis with 480 mg/day EPO issued intention to grant – September 13, 2017 EP16001391.8 (Pat. No. EP3093012) Controlled release pharmaceutical composition comprising DMF in an amount of 50 - 90% by weight EPO issued intention to grant – May 8, 2017 If Forward obtains a Relevant Patent in the European EP ‘ 355 opposition proceedings including all appeals therefrom, and can show on a country - by - country basis that Tecfidera® infringes a valid licensed patent, royalties may be payable. I n Europe, there are presently four patents and patent applications with potentially royalty - bearing claims. A Relevant Patent is a patent that covers treatment for MS by orally administering 480 mg per day of DMF.

20 Key IP Overview: Core Composition and Erosion Matrix Patent Families 1 2017© Forward Pharma A/S Patent / Application Patent Family Status U.S. App. 11/576,871 Core Composition Pending and involved in an interference proceeding. A decision was issued by the PTAB on March 31, 2017 in favor of Biogen. We have filed an appeal of the decision to the Federal Circuit. U.S. App. 15/581,966 Core Composition Pending. U.S. App. 14/212,503 Core Composition On appeal from final rejection. U.S. App. 15/728,872 Core Composition Pending. EP2801355 Core Composition Granted. Under opposition with EPO. EP1799196 Core Composition Granted. Under opposition with EPO. EP2801354 Core Composition Granted. Under opposition with EPO. EP2316430 Core Composition Revoked by decision of July 10, 2015; under appeal. Appeal hearing currently scheduled for May 2018. EP3093012 Core Composition Pending. Intention to grant issued. EP2965751 Core Composition Pending. EP2792349 Core Composition Pending. Intention to grant issued. U.S. Patent No. 8,906,420 Erosion Matrix Granted. U.S. App. 14/561,010 Erosion Matrix On appeal from final rejection. EP2379063 Erosion Matrix Granted; opposition rejected; appeal pending. EP2564839 Erosion Matrix Granted. Under opposition with EPO. JP5788331 Erosion Matrix Granted as JP2012 - 514624. 1. Beyond the core composition patent and erosion matrix patent families, other patent families include U.S. Patent Applicati on Nos. 14/419,031, 15/584, 439 and 14/914,025 and European Patent Application Nos. EP2879672, EP3038606 and EP3038605. As a result of the corporate restructuring that was completed pursuant to Appendix D of the Settlement and License Agreement, the intellectual property of Forward Pharma that is the subject of the Settlement and License Agreemen t w as ultimately transferred to FWP IP ApS, a Danish limited liability company, and the capital stock of FWP IP ApS was transferred to a newly formed independent Danish fo und ation. For more information regarding this restructuring and transfer, see our Form 6 - K and press release dated November 22, 2017. Date of preparation: November 22, 2017